CDG INVESTMENTS INC.

Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

Contents

Page

Auditors' Report

Balance Sheets

2

Statements of Operations and Deficit

3

Statements of Cash Flows

4

Notes to the Financial Statements

5-17

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

November 23, 2006 Auditors’ Report To the Shareholders of CDG Investments Inc.

We have audited the balance sheets of CDG Investments Inc. as at September 30, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at September 30, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 2, 2004.

Chartered Accountants

Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CDG Investments Inc.

Balance Sheets

(Expressed in Canadian dollars)

September 30	2006	2005
ASSETS
CURRENT
Cash and cash equivalents	$1,993,452	$3,704,632
Accounts receivable	-	7,426
Due from related parties Note 13	174	43,321
Prepaids and deposits	44,500	54,853
	2,038,126	3,810,232
INVESTMENTS Note 3	-	3,409,664
	$2,038,126	$7,219,896
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$323,673	$309,238
Due to related parties Note 13	2,470	3,085
	326,143	312,323
SHAREHOLDERS’ EQUITY
CAPITAL STOCK Note 5
Authorized
Unlimited number of shares without nominal or par value	29,544,273	43,119,885
WARRANTS Note 5	-	240,000
CONTRIBUTED SURPLUS Note 5	320,194	236,594
DEFICIT	(28,152,484)	(36,688,906)
	1,711,983	6,907,573
	$2,038,126	$7,219,896

See accompanying notes to the financial statements.

Approved by the Board

“Robert G. Ingram”

“Gregory Smith”

 Director

 Director

CDG Investments Inc.

Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years Ended September 30	2006	2005	2004
REVENUE
Gain on disposal of investments	$438,310	$2,583,434	$370,669
Interest income	103,848	30,690	7,612
	542,158	2,614,124	378,281
EXPENSES AND OTHER
General and administrative Note 10	536,286	482,916	247,648
Debenture interest	-	12,308	59,100
Equity in loss of investees	26,800	629,321	888,856
Write-down of investments	-	-	104,000
	563,086	1,124,545	1,299,604
	(20,928)	1,489,579	(921,323)
OTHER INCOME (LOSS)
Realized change in fair value of investment Note 11	8,720,106	-	-
Gain on dilution of equity investments Note 6	-	2,003,811	459,300
Gain on sale of interest in Waddy Lake
Resources Inc. Note 7	400,800	200,000	1,354,416
Gain on sale of royalty interest Note 8	130,000	-	-
Write-down of mineral property and equipment	-	-	(22,029)
NET EARNINGS	9,229,978	3,693,390	870,364
DEFICIT, beginning of year	(36,688,906)	(40,382,296)	(41,252,660)
Dividends Note 11	(693,556)	-	-
DEFICIT, end of year	$(28,152,484)	$(36,688,906)	$(40,382,296)
EARNINGS PER SHARE
Basic	$0.23	$0.11	$0.03
Diluted Note 12	$0.23	$0.10	$0.03
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	40,065,272	33,327,782	28,154,081
Diluted Note 12	40,516,614	35,980,490	34,154,081

See accompanying notes to the financial statements.

CDG Investments Inc.

Statements of Cash Flows

(Expressed in Canadian dollars)

Years Ended September 30	2006	2005	2004
Increase (decrease) in cash and cash equivalents
Operating activities
Interest income received	$103,848	$30,690	7,612
Debenture interest paid	-	(6,872)	(33,000)
Cash operating expenses	(461,539)	(309,436)	(280,457)
	(357,691)	(285,618)	(305,845)
Investing activities
Cash proceeds on disposal of investments	647,110	4,246,850	711,371
Purchase of investments	-	(758,841)	(617,551)
Cash proceeds on sale of interest in
Waddy Lake Resources Inc. Note 7	400,800	200,000	200,000
Cash proceeds on sale of royalty interest Note 8	130,000	-	-
Notes receivable	-	-	24,991
Mineral property expenditures	-	-	(70,192)
	1,177,910	3,688,009	248,619
Financing activities
Options and warrants exercised	740,141	121,000	-
Cash dividends Note 11	(404,350)	-	-
Cash return of capital Note 11	(2,867,190)	-	-
	(2,531,399)	121,000	-
Increase (decrease) in cash and cash equivalents	(1,711,180)	3,523,391	(57,226)
Cash and cash equivalents
Beginning of year	3,704,632	181,241	238,467
End of year	$1,993,452	$3,704,632	$181,241

Supplementary Information:

Income taxes and interest cash payments

The Company did not expend cash on income taxes during the years ended September 30, 2006 and September 30, 2005, (2004 - $18,700.)  Cash interest payments during the respective years, which related to debentures, are reported above.

Non-cash transactions

 2006

The Company distributed 5,204,329 of its shares in Manson Creek Resources Ltd., and 7,286,300 of its shares in Northern Abitibi Mining Corp. to shareholders by way of a dividend. The value assigned to this non-cash dividend equated to the carrying value of those shares on the distribution date of $289,206. Further, the Company distributed 13,652,898 of its shares of Tyler Resources Inc. to shareholders as a return of capital. The value assigned to this non-cash distribution equated to the carrying value of the shares on the distribution date of $11,604,963 (Note 11)

2005

Convertible debentures with a principal amount of $550,000 were converted to 5,499,091 common shares and 5,499,091 warrants of the Company for no cash consideration.  Non-cash stock option compensation of $64,000 was included in general and administrative expenses.

2004

The Company sold its last remaining mineral property in exchange for common shares in the capital stock of the purchaser valued at $800,000. (Note 9)

The Company exchanged its 350,000 shares of Jolu Development Corp. (JDC), for 1,116,667 common shares of Golden Band Resources Inc., (Golden Band). The transaction was recorded at the carrying value of the JDC shares which approximated the fair value of the Golden Band shares on the exchange date.

See accompanying notes to the financial statements.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

1.

Nature of Operations

In recent years, the Company’s business had consisted of holding investments in primarily mineral exploration companies.  The Company was able to exercise significant influence over three of these exploration companies during fiscal 2005 and a portion of 2006.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during the year ended September 30, 2006, the Company distributed substantially all of its investments in Northern Abitibi Mining Corp. and Manson Creek Resources Ltd. to shareholders by way of a dividend in kind and paid an additional cash dividend. Further, the Company distributed substantially all of its Tyler Resources Inc. shares as a return of capital which was supplemented with a cash return of capital. ( See note 11 )

After investment distributions to shareholders and sales in the open market, the Company had disposed of all of its investments by September 30, 2006.  Management is evaluating numerous possible business acquisitions with which the Company can move forward.

2.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may include bank and brokerage deposits, banker’s acceptances and treasury bills with maturities equal to or less than 90 days on the date of acquisition.

Investments

Investments in corporations in which the Company was able to exercise significant influence were accounted for by the equity method. The costs of the investments were reduced by declines in value that were considered to be other than temporary.

During the year ended September 30, 2006, effective on the date that the Company relinquished operational control and significant influence over its investments in Manson Creek, Northern Abitibi and Tyler, the Company commenced to report its investments at market value, with changes to value recognized in the statement of operations, (see note 3).  Market value was determined as the closing reported value of the publicly listed securities, as reported by the principal securities exchange on which the issue was traded, as at the date of the financial statements.

Investment transactions are accounted for on the trade date.  Realized gains and losses from investment transactions and unrealized appreciation or depreciation of investments are calculated on an average cost basis.

Earnings (Loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

Income Taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

2.       Summary of Significant Accounting Policies (continued)

Stock-based Compensation

The Company follows the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost over the vesting period.  The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

3.       Investments

Effective November 30, 2005, the Company distributed significantly all of its investments in Northern Abitibi Mining Corp., (Northern Abitibi), and Manson Creek Resources Ltd., (Manson Creek), to Company shareholders by way of a dividend.  Effective November 30, 2005, the Company ceased to equity-account for these investments.  At September 30, 2005, the Company also had a 16% interest in the common shares of Tyler Resources Inc., (Tyler).  The interest was less than that generally considered indicative of significant influence.  However, as a result of the two companies sharing the same Chief Executive Officer, the Company was able to exercise significant influence over the operating decisions of Tyler.  Effective November 18, 2005, the Chief Executive Officer of the Company resigned as Chief Executive Officer of Tyler Resources Inc.  This severed the link of operational influence and consequently, effective November 18, 2005, the Company ceased to equity-account for this investment.

Concurrent with the Company relinquishing significant influence over Northern Abitibi, Manson Creek and Tyler, it ceased to be involved in the day-to-day management of these investees.  As a result, the Company became eligible to follow the method of accounting for investments by Investment Companies that is described in Accounting Guideline AcG-18.  In accordance with AcG-18, the Company carried its investments at fair value and the unrealized appreciation (depreciation) of these investments was included in earnings.

Investments outstanding at September 30, 2005 are summarized below:

	2005
Portfolio investments at cost:	Fair Value	Carrying Amount
Golden Band Resources Inc. (393,397 common shares)	$ 126,000	$ 69,030
	126,000	69,030
Equity-accounted investments at equity value :
Tyler Resources Inc. (14,146,952 common shares)	19,664,000	3,009,757
Manson Creek Resources Ltd. (5,899,048 common shares)	855,000	200,534
Northern Abitibi Mining Corp. (7,995,426 common shares)	640,000	130,343
	$ 21,285,000	$ 3,409,664

The investments in Manson Creek, Northern Abitibi and Tyler represented 25%, 21% and 16% of the total issued and outstanding shares of the respective companies as at September 30, 2005.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

4.

Financial Instruments

The fair market value of cash and cash equivalents, accounts receivable, related party receivables, deposits, accounts payable and accrued liabilities, and related party payables approximate their carrying value as a result of the short-term nature of the instruments or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

5.

Capital Stock, Warrants and Contributed Surplus

a)    Issued

	Number of Shares	Capital Stock Amount	Number of Warrants	Warrants Amount	Contributed Surplus Amount
Balance, Sept. 30, 2003 and 2004	28,154,081	$ 42,644,074	3,000,000	$ -	$ 172,594
Issued upon conversion of debentures	5,499,091	330,811	5,499,091	264,000	-
Issued upon exercise of warrants	500,000	79,000	(500,000)	(24,000)	-
Issued upon exercise of options	600,000	66,000	-	-	-
Stock-based compensation Note 10	-	-	-	-	64,000
Balance, September 30, 2005	34,753,172	43,119,885	7,999,091	240,000	236,594
Capital stock cancelled	(67,408)	(83,600)	-	-	83,600
Issued upon exercise of warrants	4,999,091	839,891	(4,999,091)	(240,000)	-
Warrant expiry without exercise	-	-	(3,000,000)	-	-
Issued upon exercise of options	1,275,000	140,250	-	-	-
Reduction of capital pursuant to return of capital distribution Note 11	-	(14,472,153)	-	-	-
Balance, September 30, 2006	40,959,855	$ 29,544,273	-	$ -	$ 320,194

Upon conversion of debentures during fiscal 2005, capital stock and warrants were issued. The warrants issued pursuant to the conversion were allocated a value of $264,000. In valuing the warrants, the Company used a proration of proceeds method that utilized the Black-Scholes Option Pricing Model assuming volatility of 166%, a risk-free interest rate of 3.27%, a two year warrant life and a 0% dividend rate. When warrants were exercised, the prorata portion of the value reduced warrants and increased capital stock.

During the year ended September 30, 2006, 67,408 common shares were cancelled for no consideration. During fiscal 1995 the Company acquired all of the shares of Waddy Lake Resources Inc. in exchange for common shares of the Company. Certain Waddy Lake Shareholders did not exchange their shares for 67,408 shares of the Company, therefore shares were set aside. Pursuant to the Arrangement Agreement, these shares could be cancelled if the Waddy Lake shares were not exchanged within ten years. The ten year period expired and the shares were cancelled.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

5.

Capital Stock, Warrants and Contributed Surplus (continued)

b)

Stock options and warrants

i)

Stock options outstanding

	Number of Shares
Expiry	2006	2005	2004	Exercise price
November 9, 2004	-	-	475,000	$0.25
June 4, 2007	-	1,275,000	1,975,000	$0.11
February 27, 2008	100,000	200,000	-	$0.33
	100,000	1,475,000	2,450,000

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors. All of the above options vested on the grant date.

ii)

Stock option transactions

	Number	Weighted-average
	of Options	Exercise Price
Balance at Sept. 30, 2003
and Sept. 30, 2004	2,450,000	$0.14
Expired/Cancelled	(575,000)	$0.25
Exercised	(600,000)	$0.11
Granted	200,000	$0.33
Balance Sept. 30, 2005	1,475,000	$0.14
Exercised	(1,275,000)	$0.11
Expired/Cancelled	(100,000)	$0.33
Balance Sept. 30, 2006	100,000	$0.33

iii)

Warrants

At September 30, share purchase warrants were outstanding that may be exercised to purchase the number of common shares indicated:

	Number of Shares
Expiry	2006	2005	2004	Exercise price
March 14, 2006	-	3,000,000	3,000,000	$0.65
December 16, 2006	-	4,990,000	-	$0.12
December 21, 2006	-	9,091	-	$0.12
	-	7,999,091	3,000,000

During the year ended September 30, 2005, warrants to acquire 5,499,091 common shares at between $0.11 and $0.12, depending upon the conversion date, were issued pursuant to the conversion of convertible debentures to shares and warrants. Warrants from this issue were exercised to acquire 500,000 common shares at $0.11 per share during fiscal 2005 and 4,999,091 common shares at $0.12 per share during fiscal 2006.  During the year ended September 30, 2006 warrants to acquire 3,000,000 common shares at $0.65 per share expired without exercise.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

6.      Gain on Dilution of Equity Investments

The gain on dilution of equity investments during the year ended September 30, 2005 pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Inc., and Northern Abitibi Mining Corp.  The gain during the year ended September 30, 2004 pertained to the Company’s investment in Tyler Resources Inc.  The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders during the respective years.  The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

7.       Sale of Interest in Waddy Lake Resources Inc.

A statement of Claim that had been filed against the Company, its 100%-owned subsidiary, Waddy Lake Resources Inc., (“Waddy Lake”), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid, was settled effective April 30, 2004 by mutual release. No amount will be payable by any of the parties named in the suit. Pursuant to the Settlement Agreement the Company sold 49% of its 100% share position in Waddy Lake for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company was to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, (received), 2006 and 2007. This represented the Company’s only claim to the assets of Waddy Lake. Effective April 30, 2004, the Company ceased to consolidate the operations of Waddy Lake, recorded the gain on the partial sale of their investment and recorded the remaining investment at cost in a nominal amount. During fiscal 2004 the Company determined that it would record its future $200,000 instalment proceeds on an “as received” basis as a result of uncertainty regarding collection. During the year ended September 30, 2006, the Company received both the June 30, 2006 payment and the discounted value of the June 30, 2007 payment, ($395,000 in total for both years). Further the Company sold its remaining 51% position in Waddy Lake for proceeds of $5,800. The combined receipt of $400,800 is recorded as “Gain on Sale of Interest in Waddy Lake Resources Inc.” during the year ended September 30, 2006. The gain during the 2005 comparative period represents the June, 2005 receipt of $200,000 and the gain during the 2004 period represents the gain on settlement of the mine contracting liability, including the $200,000 receipt.

8.

     Sale of Royalty Interest

When the Company was changing its business to that of an Investment Company, it sold the Jolu Mill in 2003 and retained a royalty that would be payable if the purchaser should commence to process ore at this location. Pursuant to the sale agreement, the purchaser agreed to pay the Company $10 per tonne of ore processed through the Jolu Mill, to a maximum of $400,000. To date the purchaser has not processed ore at the mill and it is uncertain when or if it will. During the year ended September 30, 2006, the purchaser acquired the royalty from the Company for proceeds of $130,000, the entirety of which is reflected as a gain.

9.

     Sale of Mexican Mineral Property Interest

During the year ended September 30, 2004 the Company sold its approximate 40% mineral property interest in the Bahuerachi, Mexico property to Tyler Resources Inc., (Tyler), a company related by virtue of certain common officers and directors.  Tyler issued 13,336,000 shares at an agreed price of $0.06 per share in payment of the purchase price the aggregate value of which was in the range of values assigned to the property by an independent valuator.  The share price was negotiated and agreed to by independent committees of the board of directors of both companies. The transaction between these related parties was reflected at the exchange amount, being the amount established and agreed to by the related parties.

10.      Stock-based Compensation

Included in general and administrative expenses during the year ended September 30, 2005 is stock-based compensation expense of $64,000, (2006 - $Nil, 2004 - $Nil).   The $64,000 fair value of the 200,000 stock options granted, ($0.32 per option), was estimated at the grant date using a Black-Scholes Option Pricing Model under the following assumptions:

Expected option life

3 years             Risk-free interest rate      3.13%

Expected volatility                                      359.0%            Expected dividend rate

                                 0.00%

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

11.

Corporate Reorganization

At the Annual and Special Meeting of Shareholders held during the year ended September 30, 2006, the Company received shareholder approval for the reorganization of its business. In anticipation of, and pursuant to the reorganization, the Company distributed cash and the majority of its investments to the Company’s shareholders both by way of dividends and returns of capital as follows:

	Number of shares	Amount
Dividends
In kind:
Manson Creek Resources Ltd. common shares	5,204,329	$ 171,984
Northern Abitibi Mining Corp. common shares	7,286,300	117,222
Cash		404,350
Total Dividends		$ 693,556
Return of Capital Distribution
In kind:
Tyler Resources Inc. common shares	13,652,898	$11,604,963
Cash		2,867,190
Total return of capital distribution		$14,472,153

Dividends

During the year ended September 30, 2006, the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi to Company shareholders by way of a dividend. Since the dividends in kind represented a spin-off or restructuring, they were valued at the carrying value of the Manson Creek and Northern Abitibi investments on November 30, 2005, the distribution date. In addition to the dividends in kind valued at $289,205, the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,351. The cash and dividends in kind were payable to shareholders of record on November 16, 2005.

Return of capital distribution

During the year ended September 30, 2006, the Company distributed 13,652,898 of its shares in Tyler Resources and $2,867,190 in cash as a return of capital. One share of Tyler for each three CDG common shares and $0.07 per CDG common share were distributed to shareholders of record on April 28, 2006. Since the distribution of Tyler Resources shares represented a spin-off or restructuring, it was valued at the carrying value of the Tyler Resources investment on the distribution date, which was the fair value of the investment at the time. The $8,720,106 realized change in fair value of investment included in the statement of operations pertains to this transaction.

Costs aggregating $173,000 that related to the dividends and distributions are included in general and administrative expenses in the statement of operations for the year ended September 30, 2006.

As part of the reorganization, the Company terminated its employees, and the contract of its former Chief Executive Officer.  Severance payments associated therewith aggregated $77,420 and these are included in General and Administrative Expenses for the year ended September 30, 2006.

12.      Earnings Per Share

	2006	2005	2004
Basic weighted average number of common shares	40,065,272	33,327,782	28,154,081
Effect of dilutive securities: Assumed convertible debenture conversion	-	-	5,500,000
Stock options	133,465	634,794	-
Warrants	317,877	2,017,914	500,000
Diluted weighted average number of common shares	40,516,614	35,980,490	34,154,081
Net earnings available to common shares	$9,229,978	$3,693,390	$ 870,364
Interest expense on convertible debentures assumed converted (net of tax)	-	-	21,780
Net earnings adjusted for diluted computation	$9,229,978	$3,693,390	$ 892,144

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

12.      Earnings Per Share (continued)

The dilutive effect of stock options and warrants was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company’s common shares for the period.

Excluded from the calculation of diluted earnings per share during fiscal 2005 and 2006 were the warrants exercisable at $0.65 per share and options exercisable at $0.33 per share, as the exercise prices were greater than the average price of the Company’s shares for the years ended September 30, 2006 and 2005. During the year ended September 30, 2004, warrants exercisable at $0.65 per share and options exercisable at $0.11 per share and $0.25 per share respectively were excluded from the calculation of diluted earnings per share as the exercise prices were greater than the average price of the Company’s shares for the year then ended.  No dilution resulted in quarters during which the Company experienced a loss.

13.

Related Party Transactions

During the year ended September 30, 2006 a company, related by virtue of certain common officers and directors, charged $25,000, (2005 - $28,000, 2004 – $25,000), for the Company’s share of office base rent, operating costs and miscellaneous expenses.   Further, another company related by virtue of certain common officers and directors, charged $12,000 for the Company’s share of administrative costs, including administrative salaries.

During the year ended September 30, 2006 companies, in which an officer or director was a controlling shareholder, charged the Company $40,000 (2005 - $41,000, 2004 - $25,000), for administrative services.  The 2006 amount included $12,000 paid in lieu of notice for the termination of an officer’s contract.  The services were recorded at the exchange amount being that established and agreed to by the two parties.

Administrative billings to corporations related by virtue of certain common officers and directors aggregated $71,000 during the year ended September 30, 2006, (2005 - $121,000, 2004 - $80,000).

During fiscal 2004 a company related by virtue of certain common officers and directors, was the operator of a mineral property joint venture and charged the Company for its share of third party exploration billings, in addition to an overhead fee of 10% thereon.  The 10% administrative fee was a standard rate in non-related joint venture arrangements.   The exploration billings for the year ended September 30, 2004 aggregated $10,500, and a 10% overhead fee of $1,050 was billed. There were no charges in 2005 or 2006.

See also note 9.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

14.     Income Taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2006	2005	2004
Computed expected income taxes at a
combined Provincial and Federal rate of 32%
(2005 – 34%, 2004 – 34%)	$2,954,000	$1,256,000	$296,000
Effect on income taxes resulting from:
Change in valuation allowance	(1,256,000)	(584,000)	(7,139,000)
Investment disposition differential	(1,371,000)	(809,000)	(1,039,000)
Sale of subsidiary and consequential
loss of tax pools and losses	-	-	6,851,000
Change in tax rates	134,000	-	1,031,000
Utilize previously unrecognized capital loss	(516,000)	-	-
Non-deductible amounts and adjustments	55,000	137,000	-
Total income tax expense	$-	$-	$-

As at September 30, the significant components of the Company’s future income tax asset were as follows:

	2006	2005
Losses carried forward	$450,000	$573,000
Tax values in excess of book values:
Mineral properties and capital assets	361,000	418,000
Investments	-	1,076,000
Future income tax asset before valuation allowance	811,000	2,067,000
Valuation allowance	(811,000)	(2,067,000)
Future income tax asset	$-	$-

b)

The Company has accumulated non-capital losses for income tax purposes of approximately $1,550,000.   Unless sufficient taxable income is earned in future years these losses will expire as follows:

2007	$ 764,000
2008	43,000
2014	743,000
$1,550,000

c)

At September 30, 2006, the Company has available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expense	$386,000	100%
Foreign exploration and
development expense	788,000	10%
Undepreciated capital cost	55,000	20-30%
	$1,229,000

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

15.

Segment Disclosures

During the years ended September 30, 2006 and September 30, 2005, the Company’s only business segment pertained to holding and disposing of investments in primarily mineral exploration companies. Further, all identifiable assets of the Company pertained to Canadian operations as of September 30, 2006 and September 30, 2005.  During fiscal 2004, Mexican mineral property write-offs of $11,580 were included in earnings.  Net earnings during the years ended September 30, 2006 and September 30, 2005 were wholly attributable to Canadian operations.

16.

Comparative amounts

Certain comparative amounts have been reclassified to conform to the financial statement presentation adopted in the current year.

17.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  The effect of applying US GAAP to our financial statements is summarized in the following tables.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

17. Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)
Statements of Operations and Deficit:
Net Earnings (Loss):	2006	2005	2004
As reported – Canadian GAAP	$ 9,229,978	$ 3,693,390	$ 870,364
Gain on sale of exploration properties (a) (b)	-	-	800,000
Exploration expenditures – expensed in year incurred (b)	-	-	(22,029)
Accreted interest debenture (c)	-	5,436	26,100
Write-down of mineral property and equipment reversed - costs previously written-off for US GAAP purposes (b)	-	-	22,029
Mark to market trading securities (d)	-	-	31,300
Change in equity in loss of investees (e)	4,268	(565,536)	694,046
Eliminate gain on dilution of equity investment (e)	-	(2,003,811)	(459,300)
Adjust write-offs, gain (loss) on disposal of investments, and realized change in fair value of investments due to different cost basis for US GAAP purposes (a)(d)(e)(f)	3,001,360	(1,324,053)	(363,506)
Net Earnings (Loss) – US GAAP	12,235,606	(194,574)	1,599,004
Change in unrealized valuation gain (loss) “available-for-sale” investments (f)	-	88,146	(11,681)
Realized gain/loss upon sale of investments (f)	(33,704)	218,681	33,040
Comprehensive Earnings US GAAP (g)	$ 12,201,902	$ 112,253	$ 1,620,363
Earnings (Loss) Per Share
Canadian GAAP basic earnings (loss) per share	$ 0.23	$ 0.11	$ 0.03
Canadian GAAP diluted earnings (loss) per share	$ 0.23	$ 0.10	$ 0.03
US GAAP basic earnings (loss) per share	$ 0.31	$ 0.00	$ 0.06
US GAAP diluted earnings (loss) per share	$ 0.30	$ 0.00	$ 0.05
Deficit:
As reported – Canadian GAAP	$ (28,152,484)	$ (36,688,906)	$ (40,382,296)
Previous period adjustments	(3,250,024)	637,940	(90,700)
Current income adjustments	3,005,628	(3,887,964)	728,640
Adjustment to value of dividends in kind (e)	289,206	-	-
Deficit, US GAAP	(28,107,674)	(39,938,930)	(39,744,356)
Accumulated other comprehensive income (loss) (g)	-	33,704	(273,123)
Deficit and accumulated other comprehensive income (loss) – US GAAP	$ (28,107,674)	$ (39,905,226)	$ (40,017,479)

Balance Sheets:
September 30	2006		2005
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Assets
Current assets (d)	$ 2,038,126	$ 2,038,126	$ 3,810,232	$ 3,810,232
Investments (a) (e) (f)	-	-	3,409,664	148,533
Total Assets	$ 2,038,126	$ 2,038,126	$ 7,219,896	$ 3,958,765

Liabilities and Shareholders’ Equity
Current liabilities	$ 326,143	$ 326,143	$ 312,323	$ 312,323
Capital stock (c)	29,544,273	29,499,463	43,119,885	43,094,791
Warrants (c)	-	-	240,000	220,283
Contributed Surplus	320,194	320,194	236,594	236,594
Deficit	(28,152,484)	(28,107,674)	(36,688,906)	(39,938,930)
Accumulated comprehensive income (loss)	-	-	-	33,704
Total Shareholders’ Equity	$ 2,038,126	$ 2,038,126	$ 7,219,896	$ 3,958,765

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

17.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

a)

Sale of Saskatchewan Exploration Properties

The Company negotiated the sale of a portfolio of Saskatchewan exploration properties during fiscal 2002.  The Company was satisfied that all conditions of the draft agreement would be met at year-end and this was confirmed during the subsequent events period.  As a result the Company recorded the sale at the end of fiscal 2002.  The sale actually closed early in fiscal 2003.

For Canadian GAAP purposes the sale was recorded in the fiscal 2002 financial statements and the value assigned to the sale was based upon the fair value of the shares received in exchange for the properties, (“the Golden Band Shares”), at the time that the agreement was negotiated.  US GAAP would dictate that the transaction be recorded on the closing date and that the market value of the Golden Band Shares on the closing date be used to value the transaction.  As these exploration properties were previously written-off for US GAAP purposes the full amount of the proceeds, $2,777,000, was recognized as a gain on sale of mineral properties during fiscal 2003.  Further $2,777,000 became the US GAAP carrying value of the Golden Band Shares.  In each of 2006, 2005 and 2004, the carrying value of the Golden Band Shares was adjusted for US purposes to reflect the revised cost and gains and losses on sales of these shares were adjusted accordingly.

b)

Exploration Properties

Under Canadian GAAP the costs relating to the acquisition and exploration of mineral properties were capitalized on an area of interest basis.  Costs related to abandoned properties, and costs related to properties that the company had assessed as not viable were charged to expense in the year in which such a determination was made.  Under US GAAP, exploration costs cannot be capitalized until the Company has objective reasonable assurance as to their recovery, generally upon receipt of a bankable feasibility study.  Consequently these start-up costs must be expensed as incurred.

c)

Convertible Debentures

Under US GAAP, the $550,000 cash proceeds from the Convertible Debentures would be characterized as debt.  For Canadian GAAP purposes the proceeds were allocated between the equity and debt components.  Additional interest expense was accreted over the life of the debenture with an equal accretion to the liability component of the debenture.

During fiscal 2005 the debentures were converted to equity.  The combined carrying value of the debt and equity portion of the debt was allocated to capital stock and warrants in recognition of the capital stock and warrants issued respectively, upon conversion.  As the carrying value of the debt for US GAAP purposes differed from that for Canadian purposes, the amount to be credited to capital stock and warrants, respectively also differed.  During 2006, all of the warrants were exercised, hence warrant differences were reversed.

For US GAAP purposes, the fair value of the debentures as at September 30, 2004 was $516,000, ( 2003 - $498,000). Fair value was determined by discounting the expected future cash flows of the debentures at current rates for debt instruments with similar terms.

d)

Marketable Securities

Marketable securities were included in current assets at September 30, 2004.  Under Canadian GAAP these portfolio investments were carried at the lesser of cost and fair market value.  Fair market value was greater than cost, consequently no adjustment was made to the carrying value of this investment for Canadian GAAP purposes.  As the Company had acquired these investments with the intent of selling them in the near term, they qualified as “trading securities” for US GAAP purposes.  As dictated by US GAAP, the unrealized gains and losses with respect to these investments were recognized in earnings and the carrying value of the investment was adjusted to fair value at period-end.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

17.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

e)

 Equity Investments

The Company’s equity investments are in corporations that have exploration properties that are accounted for in accordance with Canadian GAAP as described in note 17(b) above.  For US GAAP purposes the exploration costs would be written-off as incurred and the Company’s share of these write-offs would increase the Company’s equity in losses of equity investments.  For Canadian GAAP purposes, when the Company’s equity-accounted investment in a corporation was diluted through the issuance of shares by the investee to outside parties, a gain or loss on dilution was recorded based on the difference between the issue price per share and the Company’s carrying value per share on the issue date.  For US purposes a gain or loss would be recorded only when the Company disposes of an interest in the equity-accounted investment.  Further adjustments to equity in loss of investees resulted from certain of the investments having a carrying value of $1 for US purposes, precluding further recording of equity losses. The discrepancy in cost bases for Canadian and US GAAP purposes resulted in different gains/losses on disposition of these investments as well as a difference in the value assigned to the dividends in kind of the Manson Creek Resources Ltd. and Northern Abitibi Mining Corp. shares. ( note 11)

f)

Portfolio Investments

Portfolio investments in shares of public companies had been recorded at cost, less a provision for decreases in value considered to be other than temporary during prior fiscal years and a portion of fiscal 2006.  Under US GAAP, the Company is required to record these “available-for-sale” investments at fair value and record the unrealized gains or losses as a component of other comprehensive income under shareholders’ equity.

g)

Comprehensive Earnings (Loss)

Under US GAAP, FAS 130 requires that companies report comprehensive income as a measure of overall performance.  Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  The only component of comprehensive income that affected the company’s performance was unrealized holding gains and losses on “available-for-sale” investments as discussed in 17(f) above.  Under current Canadian GAAP there is no similar concept to comprehensive income, however a new accounting pronouncement which will become effective in future years will align Canadian and US GAAP as it relates to comprehensive income.  See note 17(h).

 h)

New Accounting Pronouncements

The following new accounting pronouncements in both Canada and the United States may have a material effect on the Company’s financial statements in future years:

CANADA

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value.  It also describes how to present financial instrument gains and losses. This pronouncement will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 115.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources.  This pronouncement will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 130.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2006

17.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

h)

New Accounting Pronouncements (continued)

UNITED STATES

Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.”  Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.”  This Interpretation is effective for fiscal years beginning after December 15, 2006.  The Company will assess the effect, if any, the adoption of this interpretation will have on its financial statements and related disclosures.

Share-Based Payment

FAS 123R requires companies to recognize compensation costs for all types of stock options in the financial statements. Pro-forma disclosure will no longer be an allowable alternative to financial statement recognition.   The standard also revises certain requirements for accounting for other types of share-based payments.  This standard is effective for interim and annual periods beginning after June 15, 2005 for public entities that do not file as small business issuers.

As the Company has been recording stock based compensation in the financial statements since October 1, 2002, FAS 123R will not alter the Company’s accounting for stock-based compensation.

Accounting Changes and Error Corrections

FAS 154, changes the requirements for the accounting for and reporting of a change in accounting principle.  The pronouncement requires that companies report voluntary changes in accounting principle via retrospective application, unless impracticable.  This rule will be effective for the Company’s 2007 fiscal year.